SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Robert B. Carroll
                   BACAP Alternative Multi-Strategy Fund, LLC
                           Bank of America Corporation
                             101 South Tryon Street
                               Charlotte, NC 28255
                                 (646) 313-8890

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                           Patricia A. Poglinco, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 100042
                                 (212) 574-1500

                                November 26, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation: $ 12,000,000         Amount of Filing Fee:  $ 970.80
                         ----------                                  ------

--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $80.90 per $1,000,000 of Transaction Valuation.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $970.80

     Form or Registration No.: Schedule TO-I, 005-79366

     Filing Party: BACAP Alternative Multi-Strategy Fund, LLC

     Date Filed: November 26, 2003

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

| |  going-private transaction subject to Rule 13e-3.

| |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed November 26, 2003 by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $12,000,000 of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 26, 2003.

     This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The  following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer  expired at 12:00  midnight,  Eastern  Time, on December 26,
          2003.

     2. The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2003.

     3. $4,648,819.98 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted by the Fund in accordance with the terms of the Offer.

     4. Investors who tendered their Interests will be paid in cash no later than March 1, 2004, at least 95% of the estimated unaudited value of the Investor's Interest tendered and accepted by the Fund based on the calculation of the Fund's net asset value as of the Valuation Date. The remaining value of the Interests tendered will be paid in the form of a promissory note, payable after the completion of the Fund's audit for the fiscal year ending March 31, 2004.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     BACAP ALTERNATIVE MULTI-STRATEGY
                                     FUND, LLC

                                        By: Board of Managers

                                            By: /s/ Lawrence R. Morgenthal
                                                -----------------------------
                                                Name:  Lawrence R. Morgenthal
                                                Title:  President
February 5, 2004



03564.0004 #454116